EXHIBIT 1.1

                       [WINDSTONE CAPITAL PARTNERS LOGO]

            CHICAGO                 PHOENIX                  NEW YORK

                             6232 NORTH 32ND STREET
                             PHOENIX, ARIZONA 85018


October 24, 2003



Steven D. Rosenthal
Chief Executive Officer
CPI
8513 Rochester Ave.
Rancho Cucamonga, CA 91730


        RE: Investment Banking Agreement

Dear Steven:

You have advised us that Christie-Peterson Development Corporation (the "Company"), providing construction, management and service to the petroleum industry (the "Business") is committed to maximizing value of the Business through strategic alliances, and a bridge loan of up to $1.5MM and capital raise of up to $7MM. This letter is to confirm our understanding that Windstone Capital Partners, Inc. ("Windstone"), has been engaged as an Investment Banker/Financial Advisor to the Company, on an exclusive basis with respect to financial advisory, corporate finance, private/public placements (each a "Possible Transaction"). The Company has also retained Windstone on a exclusive basis with respect to transactions between the Company and other parties, on possible business combination through tender offer, merger, sale or exchange of the outstanding capital stock of the Company, or sales of all or substantially all of its assets or otherwise, each a ("Business Combination".)

A.       FINANCIAL ADVISORY SERVICES

         During the term of this agreement, Windstone or its affiliates shall provide the Company with such regular and customary investment banking, and/or financial advisory services as are reasonably requested by the Company, provided that Windstone shall not be required to undertake duties not reasonably within the scope of the services in which it is generally engaged. In performance of its duties, Windstone shall provide the Company with the benefits of its best judgment and efforts. It is understood and acknowledged by the parties that the value of Windstone's advice is not measurable in a quantitative manner and Windstone shall be obligated to render advice, upon the request of the Company, in good faith, as shall be determined by Windstone. Windstone or its affiliate's duties at its sole discretion may include, but will not necessarily be limited to:

                  (i) Familiarizing itself to the extent it deems appropriate with the business, operations, financial condition and prospects of the Company;


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
Page 2 of 9

                  (ii) Advice regarding the formation of corporate goals and their implementation;

                  (iii) Advice regarding the form and content of the Company's collateral materials, including but not limited to the Company's executive summary, Power Point presentation and website;

                  (iv) Advice regarding the financial structure of the Company or its divisions;

                  (v) Advice regarding obtaining outside financing or acting as placement agent on a best efforts underwriting;

                  (vi) Advice regarding corporate organization, personnel or needed specialty skills;

                  (vii) Advice regarding obtaining PR, IR and/or advertising firms or mediums;

                  (viii) Mergers and acquisitions advisory, reorganizations, reverse mergers, divestitures, and capital sources, due diligence studies;

                  (ix) Capital raising on a best efforts basis up to $5 to $10 million net to the Company;

                  (x) Capital structures, banking methods and systems, financial transactions;

                  (xi) Broker/dealer and/or institutional investor contacts and introductions for the Company;

                  (xii) Market making contacts and introductions for the Company; and

                  (xiii) Participation in meetings of the Board of Directors of the Company.

         The Company acknowledges that Windstone is in the business of providing financial advisory services (of all types contemplated by this agreement) to others. Nothing herein contained shall be construed to limit or restrict Windstone or its affiliates in conducting such business with respect to others or in rendering such advice to others. Either the Company or Windstone may terminate this Agreement upon giving written 90-day notice to that effect to the other party. No such termination will affect (i) Windstone's rights to receive fees accrued prior to such termination or to receive reimbursement of its out-of-pocket expenses as set forth above or (ii) the rights of Windstone or any other Indemnified Person (as defined in Schedule A hereto) to receive indemnification and contribution. In addition, if a Transaction is consummated during the twelve months following the termination or expiration of this Agreement, Windstone will be entitled to payment in full of the Success Fee.


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
Page 3 of 9

B.       COMPANY RESPONSIBILITIES

         In connection with Windstone's activities on the Company's behalf, the Company agrees to cooperate with Windstone and will furnish to, or cause to be furnished to, Windstone, all information and data in concerning the Company, any Possible Transaction and any possible participant which Windstone deems appropriate and will provide Windstone with access to Company's officers directors, employees and advisors. In addition, Company shall do the following:

                  (i) Prepare and/or revise the Company's collateral materials, including but not limited to an executive summary and Power Point presentation, based on the Windstone format;

                  (ii) Prepare and/or revise Company's website content based upon Windstone recommendations;

                  (iii) Make mutually agreeable changes to the existing private offering that are requested by Windstone;

                  (iv) Be responsible for the payment of all of its outside legal and accounting expenses;

                  (v) Turn over all leads and inquiries regarding financings or Possible Transactions to Windstone; and

                  (vi) Prepare a full due diligence package including all materials itemized in the Windstone due diligence checklist.

C.       COMPENSATION

         1. ENGAGEMENT AND RETAINER FEES. In consideration of such financial advisory services, the Company agrees to pay Windstone an initial engagement fee of $50,000. The payment of said Engagement Fee shall be $15,000 upon execution of this agreement and the remainder upon initial funding of a Bridge Loan contemplated herein.

         2. SUCCESS FEES. Windstone will be entitled to a success fee upon subject to the following terms and conditions:

                  (a) In the case of any equity and/or, convertible debt financing raised through Windstone's Dealer/Broker affiliates, during the term of this Agreement, the Company shall pay Windstone as follows:

                           (i) A cash fee equal to 12% of any capital raised, plus 3% in non-accountable corporate finance expenses. This fee is gross fee paid by the Company. The net fee to Windstone is this amount, less any commission paid to Windstone's approved syndicate partners. It is totally up to the discretion of Windstone to approve syndicate partners. Company may not enter into


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
Page 4 of 9

                                    selling agreements without the expressed written consent by Windstone of any such agreement;

                            (ii) A five-year warrant to purchase shares of common stock at 110% of the successful offer price per share in the quantity equal to 2.5% of the number of total outstanding shares on a fully-diluted basis at the time of the offer plus same warrant structure for 10% of specific raise.

                  (b) In the case of any equity and/or, convertible debt financing directly raised by Windstone through institutional investors, during the term of this Agreement, the Company shall pay Windstone as follows:

                           (i) A cash fee equal to 10% of any capital raised. This fee is gross fee paid by the company;

                           (ii) five-year warrant to purchase shares of common stock at 110% of the successful offer price per share in the quantity equal to 2.5% of the number of total outstanding shares on a fully-diluted basis at the time of the offer.

                  (c) In the case of any senior secured debt financing, or bridge loan financing during the term of this Agreement, the Company shall pay Windstone a cash fee equal to 5% of such senior secured debt raised.

                  (d) In the case of any merger or acquisition transaction, the Company shall pay Windstone the fees set forth in Section D.

                  (e) In the case of product or technology development agreements, technology transfers or licensing, government or private grants or funding, or similar transactions that contain an upfront cash or cash equivalent or liquid security component, Windstone will be paid 7% of that upfront component

                  (f) If Windstone has had discussions with a party, and a financing transaction is consummated during the 12 month period following the termination of this Agreement with that party, the Company shall pay Windstone upon the consummation of such financing transaction as outlined above for an investment and in paragraph D for a Control Acquisition.

                  (g)      Cash fees are payable as earned via wire transfer.

D.       ACQUISITION TRANSACTION

         For purposes of this agreement, the term "Acquisition Transaction" means (i) any merger, consolidation, reorganization or other business combination pursuant to which the businesses of a third party are combined with that of the Company, (ii) the acquisition, directly or indirectly, by the Company of all or a substantial portion of the assets or common equity of a third party by way of negotiated purchase or otherwise or (iii) the acquisition, directly or indirectly, by a third party of all or a substantial portion of the assets or common equity of the Company by way of


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
Page 5 of 9

negotiated purchase or otherwise; provided, however, "Acquisition Transaction" shall in no event include the Reverse Merger.

         In connection with a proposed Acquisition Transaction, Windstone's advisory services will include the following: (i) assistance in the evaluation of a third party from a financial point of view, (ii) assistance and advice with respect to the form and structure of the Acquisition Transaction and the financing thereof, (iii) conducting discussions and negotiations regarding an Acquisition Transaction and (iv) providing other related advice and assistance as the Company may reasonably request in connection with an Acquisition Transaction.

         For purpose of this agreement, "Consideration" means the aggregate value, whether in cash, securities, assumption (or purchase subject to) of debt or liabilities (including, without limitation, indebtedness for borrowed money, pension liabilities and guarantees) or other property, obligations or services, paid or payable directly or indirectly (in escrow or otherwise) or otherwise assumed in connection with an Acquisition Transaction including employment, consulting, non-compete, stock options, stock appreciation writes or similar agreements as well as debt retirement or other similar consideration.

         If the Consideration payable in an Acquisition Transaction includes contingent payments to be calculated by reference to uncertain future occurrences, such as future financial or business performance, then any fees of Windstone relating to such Consideration shall be payable in cash at closing, utilizing a discount rate of estimated future values discounted by a rate of 12%.

         In connection with our services, you agree that if, during the term of this agreement or, within one year thereafter, an Acquisition Transaction is consummated with a third party whose discussion with Company or Windstone were conducted, Company will pay Windstone a transaction fee equal to five percent (5%) of the Consideration. Payments are payable in cash via wire transfer at closing.

E.       INDEMNITY

         The Company agrees to indemnify Windstone and related persons in accordance with the indemnification letter annexed hereto as Schedule A, the provisions of which are incorporated herein in their entirety.

F.       FIRST RIGHT OF REFUSAL

         Upon successful completion of the capital raise discussed above, Windstone will have the first right of refusal for all Financial Advisory Services as described herein for a period of 2 years from the signature date of this engagement.

G.       GENERAL

         Windstone Capital Partners is an independent investment banking firm. Windstone is not a broker dealer, nor is Windstone owned by any broker dealer. Broker dealers that may participate in conjunction with Windstone in any transaction are separate legal entities with separate contractual obligations. Windstone represents, warrants and agrees it will offer


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
Page 6 of 9

securities of the Company in a manner, which complies with Regulation D and applicable state securities laws.

         The services to be provided by Windstone hereunder do not include the giving of tax, legal, regulatory, valuation, actuarial or other specialist advice or the provision of any other services unless Windstone specifically agrees in writing to provide such services. Windstone will have no liability in respect of any services or advice provided to the Company by persons other than Windstone (including accountants, legal advisers, broker dealers, and other specialist advisers) and the degree to which Windstone may rely on the work of such other persons shall not be affected by any limitation of liability for such work agreed between them and the Company.

         Windstone will not have any responsibility for due diligence which would normally be carried out by outside specialist advisers (such as accountancy, tax, legal or valuation advisers) notwithstanding that any information or advice from these advisers may be passed on to Windstone or passed on by Windstone to the Company. It is solely the Company's responsibility to ensure that the information and advice relating to such due diligence is received and considered by the Company and is adequate for the purposes of the transaction.

         Notwithstanding that Windstone is not held responsible or liable for due diligence, Windstone reserves the right at its absolute discretion and for its own purposes to take whatever steps it may consider appropriate to satisfy itself as to the accuracy and completeness of information provided by Company in connection with any transaction and the Company agrees to cooperate fully with Windstone in the taking of such steps.

         If Windstone thinks it necessary or desirable, it may delegate the performance of any of the services set out in this letter to any of its affiliated parties, subject to written approval of the Company.

         It is understood and agreed between the parties that the Company's counsel will draft all legal documents required in connection with these financings or Acquisition transaction and that Company will pay those fees. It is further understood that Company agrees to pay directly Windstone's securities counsel (to be designated by Windstone) to review the documents generated by Company. Such cost will not exceed $10,000.00.

         In addition to all other charges payable to Windstone as per the terms hereof, the, Company agrees to reimburse Windstone, upon requests made from time to time, for all of its reasonable out-of-pocket expenses incurred in connection with its activities under this agreement. It is understood and agreed between the parties that the Company's counsel will draft all legal documents required in connection with this agreement and that the Company will pay those fees.

         All unpaid balances due Windstone are to accrue interest at 2% per month beginning immediately after due date of said balances. Any negotiated monthly retainers must be paid within 5 business days of due date. Payments received more than 5 business days after due date will result in the acceleration of all installment payments to 10 business days after the missed due date. Any late payments constitute, at Windstone's option, the right to terminate the contract


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
Page 7 of 9

with no refund of any earnest money or expenses. Termination for late payment would not free Company from obligations regarding success fees.

         This letter agreement, including Schedule A, constitutes the entire understanding of the parties with respect to the subject matter hereof and may not be altered or amended except in a writing signed by both parties. This agreement shall be governed by and construed under the laws of the State of Arizona without regard to principles of conflicts of law thereof. Neither the execution and delivery of this letter by the Company nor the consummation of the transactions contemplated hereby will, directly or indirectly, with or without the giving of notice or lapse of time, or both: (i) violate any provisions of the Certificate of Incorporation or By-laws of the Company; or (ii) violate, or be in conflict with, or constitute a default under, any agreement, lease, mortgage, debt or obligation of the Company or require the payment, any pre-payment or other penalty with respect thereto.

         If the foregoing correctly sets forth the terms of our agreement, kindly so indicate by signing and returning the enclosed copy of this letter, along with a check made payable to Windstone Capital Partners, Inc. in the appropriate amount as per the terms of this letter. If not executed and returned prior to 5:00 p.m. MST on October 24, 2003 this offer will automatically expire.


                                             WINDSTONE CAPITAL PARTNERS, INC.



                                             By: /s/ Norman E. Clarke
                                                 -------------------------------
                                             Norman E. Clarke, Managing Director

ACCEPTED AND AGREED TO

This 24th day of October 2003:

CHRISTIE-PETERSON DEVELOPMENT CORPORATION


By: /s/ Steven D. Rosenthal
    ---------------------------------------------
    Steven D. Rosenthal - Chief Executive Officer


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
Page 8 of 9

                           SCHEDULE A: INDEMNIFICATION

The Company agrees that it will indemnify and hold harmless Windstone, its affiliates, and their respective directors, officers, employees, agents, representatives and controlling persons (Windstone and each such entity or person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint or several, as incurred, to which such Indemnified Party may become subject, and related to or arising out of activities preformed by or on behalf of an Indemnified Party pursuant to this Agreement, the Transactions contemplated thereby or Windstone's role in connection therewith; provided that the company will not be liable to the extent that any loss, claim, damage or liability is found in a final judgment by a court to have resulted primarily from actions taken or omitted to be taken by Windstone in bad faith or from Windstone's negligence or willful misconduct in performing the services described above. The Company also agrees to reimburse any Indemnified Party for all expenses (including reasonable counsel fees and disbursements) in connection with the investigation of, preparation for or defense of any pending or threatened claim, or any action, investigation, suit or proceeding arising there from, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Company. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of Windstone pursuant to, or the performance by Windstone of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final judgment by a court to have resulted primarily from actions taken or omitted to be taken by Windstone in bad faith or from Windstone's negligence or willful misconduct.

If the indemnification provided for in this Agreement is for any reason held unenforceable, the Company agrees to contribute to the losses, claims, damages and liabilities, as incurred by any Indemnified Person, for which such indemnification is held unenforceable in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Windstone, on the other hand, of the Transaction (whether or not the Transaction is consummated). The Company agrees that for the purposes of this paragraph the relative benefits to the Company and Windstone of the Transaction shall be deemed to be in the same proportion that the total value of the Transaction or contemplated Transaction by the Company as a result of or in connection with the proposed Transaction bears to the Fee paid or to be paid to Windstone under this Agreement; PROVIDED that, to the extent permitted by applicable law, in no event shall the Indemnified Parties be required to contribute an aggregate amount in excess of the aggregate fees actually paid to Windstone under this Agreement.

Promptly after receipt by an Indemnified Party of notice of any claim or the commencement of any action, suit or proceeding with respect to which an Indemnified Party may be entitled to indemnity hereunder, the Indemnified Party will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action, suit or proceeding and will employ counsel reasonably satisfactory to the Indemnified Party and will pay the fees and disbursements of such counsel, as incurred.


Confidential Information - DRAFT for discussion purposes ONLY

10/24/2003
PAGE 9 OF 9

Notwithstanding the preceding sentence, any Indemnified Party will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if such Indemnified Party reasonably determines that a conflict of interest exists which makes representation by counsel chosen by the Company not advisable. In such event, the fees and disbursements of such separate counsel will be paid by the Company, but in no event shall the Company be liable for the fees and disbursements of more that one counsel (in addition to local counsel) for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

The Company agrees that, without Windstone's prior written consent, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provision of this Agreement (whether or not Windstone or any other Indemnified Party is an actual or potential party to such claim, action, or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding. Windstone agrees that, without the Company's prior written consent, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provision of this Agreement (whether or not the Company is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

In the event any Indemnified Party is requested or required to appear as a witness in any action, suit or proceeding brought by or on behalf of or against the Company or any affiliate or any participant in a Transaction covered hereby in which such Indemnified Party is not named as a defendant, the Company agrees to reimburse Windstone for all reasonable disbursements incurred by it in connection with such Indemnified Party's appearing and preparing to appear as a witness, including, without limitation, the fees and disbursements of it's legal counsel, and to compensate Windstone in an amount to be mutually agreed upon.

The provisions of Schedule A shall be in addition to any liability, which the Company may otherwise have. These provisions shall be governed by the law of the State of Arizona and shall be operative, in full force and in full effect regardless of any termination or expiration of this agreement.


Confidential Information - DRAFT for discussion purposes ONLY

                       [WINDSTONE CAPITAL PARTNERS LOGO]



San Diego Torrey Hills Capital
858-456-7300
f. 858-481-4306

         RE:   Finders Fee


         This letter is to confirm our understanding that Windstone Capital Partners, Inc. ("Windstone"), will pay to San Diego Torrey Hills Capital ("Finder") a finders fee for referring potential clients ("Client") to Windstone.

         Windstone will use its best efforts to engage Client for a transaction to be identified, Windstone, in its sole discretion, may decide to forego an assignment with client and will notify Finder promptly of any such decision, at which time Finder is released from any obligations herein described above. Should Windstone consummate a transaction and Windstone receive a success fee(s) from Client, Windstone shall pay finder a fee of 10% of the total success fee that Windstone receives, within 10 business days of its receipt of success fee from Client.

Please fax this agreement to 602-224-9731

Agreed and Accepted:

Windstone Capital                       Finder


                                        /s/ ?????                        8/12/03
--------------------------   -------    ------------------------------   -------
Norman E. Clarke             Date       San Diego Torrey Hills Capital   Date